Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Grupo Simec, S.A.B. de C.V.:

We consent to the use of our report dated May 14, 2021 with respect to the consolidated statements of financial position as of December 31, 2020 and 2019 and the related consolidated statements of comprehensive income (loss), changes in stockholders' equity, and cash flows, for each of the years in the three-year period ended December 31, 2020, and the related notes, for Grupo Simec, S.A.B. de C.V. and its subsidiaries and to the reference to our firm in this annual report on Form 20-F.

Marcelo de los Santos y Cía., S.C.

Member of Moore Global Network Limited

/s/ Marcelo de los Santos Anaya

Marcelo de los Santos Anaya

Date: May 24, 2021